
03057103


SEC MAIL
RECEIVED
PROCESSING
WASH
SECTION

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2002

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Auditors.

Exhibit 99. Statement of Robert W. Lane, Chairman, President and Chief Executive Officer of Deere & Company and Nathan J. Jones, Senior Vice President and Chief Financial Officer of Deere & Company, as required by Section 906 of the Sarbanes-Oxley Act of 2002.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Deere & Company:

We have audited the accompanying financial statements of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2002 and 2001 and for the year ended October 31, 2002 listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended October 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 21, 2003

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 31, 2002 AND 2001 (IN THOUSANDS)

ASSETS:	2002	2001
PARTICIPANT-DIRECTED INVESTMENTS - AT FAIR VALUE:		
Blended Interest Fund	$ 571,103	$ 489,944
Deere & Company Common Stock Fund	168,215	167,594
Mutual Funds	863,518	1,047,559
Fidelity BrokerageLink Accounts	30,899	28,848
Loans to participants	19,946	21,890
Total investments	1,653,681	1,755,835
RECEIVABLES:		
Employee	53	31
Employer	16	18
Total receivables	69	49
TOTAL ASSETS	1,653,750	1,755,884
LIABILITIES - Due to brokers	944	1,117
NET ASSETS AVAILABLE FOR BENEFITS	$1,652,806	$1,754,767

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2002 (IN THOUSANDS)

	2002
ADDITIONS:	
INTEREST AND DIVIDEND INCOME	$ 46,900
CONTRIBUTIONS:	
Participant	75,275
Employer	18,508
Net transfers from affiliate plans	13,290
Total contributions	107,073
TOTAL ADDITIONS	153,973
DEDUCTIONS:	
Benefits paid to participants	189,181
Net depreciation in fair value of investments	66,753
TOTAL DEDUCTIONS	255,934
DECREASE IN NET ASSETS	101,961
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,754,767
End of year	$1,652,806

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established July 1, 1984 by Deere & Company (the "Company") for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are paid by the Company. The Company is the Administrator of the Plan. Fidelity Management Trust Company ("Fidelity"), Boston, Massachusetts, is the Plan Trustee, Investment Manager and Recordkeeper.

Eligibility – Employees are eligible to participate in the Plan if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice response system, on-line through NetBenefits, or through a Fidelity representative. During the 2002 and 2001 calendar years, participant contributions could range from 1 percent to 25 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the first payroll period of any month. In addition, for the Contemporary Option as defined below, in years in which there exists consolidated pre-bonus, pretax income of the Company, a profit sharing contribution may be payable to a participant. In such event, the payment is considered Plan eligible earnings and any deferral election in place at the time of payment will be applied to the payment, within the IRC limits.

The Company provides matching contributions to the Plan on up to a maximum of six percent of the employee's earnings. The percentage is determined in accordance with the Plan agreement, based on the profitability of the Company during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in the funds as specified by participants. Monies may be held and invested by Fidelity in short-term investment funds until designated investments have been purchased.

The salary deferrals and Company contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and employer contributions are calculated as previously described.

Contemporary Option – Participants who elected the new Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option, which results in the employer match being three times greater for the first two percent than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service. Matching contributions are determined by each division of the Company based upon divisional performance as well as corporate performance measures and goals.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated net earnings. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2002 and 2001, forfeited nonvested accounts totaled $481,511 and $373,768, respectively. These accounts will be used to reduce future employer contributions.

Fund Elections – Participants in the Plan direct investment of their account balances in one or more investment funds which include the following:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Any of nineteen Fidelity Mutual Funds

In addition, participants have access to BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 2,000 mutual funds from approximately 200 fund families.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed 54 months. The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of layoff, unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception will result in the outstanding loan balance becoming a taxable distribution to the participant. Further, if an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were approximately $7.2 million and approximately $9.9 million at October 31, 2002 and 2001, respectively.

Hardship Withdrawals – Participants in the Plan, under IRS guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions.

Plan Amendment – Effective June 19, 2002, the Plan was amended to include an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends paid on their vested shares of Company common stock in the Deere & Company Stock Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2002 and 2001 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2002	4,948,959	$ 33.99
October 31, 2001	6,154,761	27.23

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The fair value of the fixed rate bank and investment contracts and short-term investment funds are estimated by projecting the future cash flows for the contract at the contractual crediting rate, and then discounting it by a rate that approximates the current market rates for a contract of equal credit quality and duration. Fair value of the synthetic contracts are estimated to be the market value of the underlying security plus any accrued income.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at cost plus accrued interest.

Net Transfers From Affiliate Plans – Represents net assets transferred into the Plan during 2002 from the John Deere Landscapes 401(k) Plan, the Century Supply Corporation Tax Deferred Savings Plan and the John Deere Tax Deferred Savings Plan for Hourly and Incentive Paid Employees.

Investment Income – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement and no amounts for administrative expenses are recorded in the financial statements.

3. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of October 31, 2002 and 2001 are as follows (in thousands):

Description of Investment	2002	2002 Percent of Net Assets	2001	2001 Percent of Net Assets
Blended Interest Fund:				
Chase Manhattan Bank Actively Managed Fund (ACT), 6.05%			$ 104,998	6 %
Morgan Guaranty ACT Fund, 5.37% and 6.05%, respectively	$ 138,062	8 %	104,998	6
Rabobank Nederland ACT Fund, 5.37% and 6.05%, respectively	138,062	8		
UBS AG ACT Fund, 5.37% and 6.05%, respectively	138,062	8	104,994	6
Westdeutsche Landesbank ACT Fund, 5.37% and 6.05%, respectively	138,062	8	104,995	6
Deere & Company Common Stock Fund*	168,215	10	167,594	10
Fidelity Growth Company Fund*	99,173	6	140,589	8
Fidelity Magellan Fund*	192,037	12	235,135	13
Fidelity Puritan Fund*			88,993	5
Fidelity Spartan U.S. Equity Index Fund*	186,726	11	241,362	14

* Represents a party-in-interest.

During the year ended October 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $66,753 as follows (in thousands):

	Appreciated/ (Depreciated)
Blended Interest Fund	$ 44,107
Deere & Company Common Stock Fund	42,953
Mutual Funds	(148,530)
Fidelity BrokerageLink Accounts	(5,283)
	$ (66,753)

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

At October 31, 2002 and 2001, the Plan held 3,626,107 and 4,532,021 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $171 million and approximately $170 million at October 31, 2002 and 2001, respectively. During the year ended October 31, 2002, the Plan recorded dividend income of approximately $2.5 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity, which is the Plan's trustee, recordkeeper and investment manager.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has issued a determination letter dated January 16, 1997, indicating that the Plan, as then designed, was qualified under the IRC. The Plan has been amended since receiving that determination letter, and an application for a new determination letter has been submitted to the IRS; however, the Company believes the Plan is currently designed and being operated in accordance with applicable rules and regulations and, thus, is exempt from federal income tax. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2002

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
BLENDED INTEREST FUND		
Fixed rate bank and investment contracts with:		
GE Life and Annuity Guaranteed Investment Contract (GIC) at 6.03%, maturing June 30, 2003	12,267,522	$ 12,594
Morgan Guaranty ACT Fund at 5.37%	130,594,641	130,595
Morgan Guaranty Wrapper		7,467
		138,062
Protective GIC at 6.00%, maturing April 7, 2003	6,154,174	6,261
Rabobank Nederland ACT Fund at 5.37%	130,594,194	130,594
Rabobank Nederland Wrapper		7,468
		138,062
UBS AG ACT Fund at 5.37%	130,591,960	130,592
UBS AG Wrapper		7,470
		138,062
Westdeutsche Landesbank ACT Fund at 5.37%	130,592,513	130,592
Westdeutsche Landesbank Wrapper		7,470
		138,062
Total Blended Interest Fund		571,103

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
DEERE & COMPANY COMMON STOCK*	4,948,959	168,215
MUTUAL FUNDS:		
FIDELITY ASSET MANAGER FUND*	1,578,419	21,735
FIDELITY ASSET MANAGER: GROWTH FUND*	2,809,087	34,383
FIDELITY ASSET MANAGER: INCOME FUND*	540,706	5,861
FIDELITY EQUITY INCOME FUND*	1,091,644	42,639
FIDELITY FREEDOM 2000*	46,603	519
FIDELITY FREEDOM 2010*	198,100	2,286
FIDELITY FREEDOM 2020*	125,531	1,344
FIDELITY FREEDOM 2030*	87,819	904
FIDELITY FREEDOM 2040*	58,251	343
FIDELITY FREEDOM INCOME*	57,460	610
FIDELITY GROWTH COMPANY FUND*	2,807,059	99,173
FIDELITY INTERMEDIATE BOND FUND*	3,379,220	35,651
FIDELITY MAGELLAN FUND*	2,374,050	192,037
FIDELITY OTC PORTFOLIO*	2,481,514	60,003
FIDELITY OVERSEAS EQUITY FUND*	1,633,442	36,491
FIDELITY PURITAN FUND*	4,983,240	77,589
FIDELITY RETIREMENT MONEY MARKET PORTFOLIO*	29,889,916	29,890
FIDELITY SMALL CAP INDEPENDENCE FUND*	1,838,454	24,929
FIDELITY SPARTAN U.S. EQUITY INDEX FUND*	5,941,018	186,726
FIDELITY US GOVERNMENT RESERVE POOL*	10,404,621	10,405
TOTAL MUTUAL FUNDS		863,518

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY BROKERAGELINK ACCOUNTS:		
AIM GLOGAL HEALTH CARE CLASS A	518	12
AEGIS VALUE FD INC	2,686	34
ALLEGHANY FDS	115	1
ALLIANCE TECHNOLOGY FD CL C	943	33
AMERICAN CENTURY GLOBAL GOLD FUND	323	2
AMERICAN CENTURY EQUITY INCOME FD	703	5
AMERICAN CENTURY CAP PTFLS INC	674	5
AMERICAN CENTURY GOVT INCM TR GOVT BD INVS CL	7,669	87
AMERICAN CENTURY GOVT INCM TR GINNIE MAE INVS	12,990	141
AMERICAN CENTURY ULTRA FUND	321	7
AMERICAN CENTURY INTL GROWTH FUND	12,525	81
AMERICAN CENTURY WORLD MUT FDS	19,826	67
AMERINDO FDS INC	6,841	25
AMERISTOCK MUT FD INC	1,412	47
AMERIPRIME FDS	542	4
ARIEL GROWTH FD SH BEN INT	79	3
CALVERT ARIEL APPRECIATION FD	4,248	140
ARTISAN INTL FUND	41,561	624
ARTISAN FDS INC	6,039	118
BARON ASSET FUND	2,893	98
BARON ASSET GROWTH AND INCOME FUND	2,491	66
BARON SMALL CAP FD	5,161	70
BERGER OMNI SMALL CAP VALUE FUND	1,832	41
BERGER SMALL COMP GROWTH FUND	3,265	5
BERGER INVT PORTFOLIO TR BALANCED FD	945	10
BERGER INVT PORTFOLIO TR MID CAP GROWTH	179	1
BERGER INVT PORTFOLIO TR MD CAP VAL	436	6
BERKSHIRE FOCUS FUND	3,792	15
BJURMAN FDS	2,151	43
BLAIR WILLIAM MUT FDS INC	8,943	118
BRANDYWINE FD INC COM	3,851	74
BRIDGEWAY AGGRESSIVE GROWTH FUND	3,058	100
BUFFALO HIGH YIELD FD INC	1,107	10
BUFFALO LARGE CAP	829	11
BUFFALO SMALL CAP FD INC	5,287	76
BURNHAM INVS TR	271	5
CLIPPER FD INC COM	3,979	304
COHEN & STEERS SPECIAL EQUITY FD	1,207	32
COHN & STEERS REALTY INC COM	1,407	59
COLUMBIA HIGH YIELD FD INC	1,182	10

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
COLUMBIA RL ESTATE EQ FD INC	10,630	181
CONSECO FD GROUP	67	1
CREDIT SUISSE CAP APPRECIATION	2,275	28
CREDIT SUISSE WAR PINCUS EUROPEAN	633	3
CREDIT SUISSE WAR PINCUS JAPAN	1,211	5
CREDIT SUISSE WAR PINCUS FIXED	1,333	13
CREDIT SUISSE WAR PINCUS GLBAL	3,615	67
CREDIT SUISSE WP GLO POST VENTURE	1,360	15
DODGE & COX BAL FD	1,672	100
DODGE & COX FDS	3,142	48
DODGE & COX INCOME FD	247	3
DODGE & COX STOCK FD COM	2,557	218
DREYFUS AGGRESSIVE GROWTH FUND	63	1
DREYFUS AGGRESSIVE VALUE FUND	1,161	19
DREYFUS MIDCAP VALUE FUND	1,869	30
DREYFUS GRTH & VAL FDS INC	125	2
DREYFUS INDEX FDS	220	3
DREYFUS GNMA FD INC COM	2,568	39
DREYFUS INTL FDS INC	1,846	20
EATON VANCE GROWTH TR	1,006	8
AMERICAN EURO PACIFIC GROWTH FUND	179	4
EVERGREEN ADJUSTABLE RATE CL IS	4,152	40
EVERGREEN INTL TR	304	5
EXCELSIOR FDS INC REAL ESTATE FD	1,402	9
EXCELSIOR FDS INC LARGE CAP GRWTH	2,453	15
EXCELSIOR ENERGY AND NATURAL RES FD	1,040	12
EXCELSIOR FDS INC BUS & INDS REST	411	10
FBR SMALL CAP FINANCIAL FUND	419	10
RUSHMORE AMERICAN GAS INDEX	6	1
FMI FDS INC	230	5
FEDERATED KAUFMANN CL K	3,220	11
FENIMORE ASSET MGMT TR	884	13
FIDELITY INTL GROWTH & INCOME FUND*	1,346	22
FIDELITY INVT TR WORLDWIDE FD*	347	4
FIDELITY NORDIC FUND*	282	4
FIDELITY JAPAN SMALL COMPANIES*	17,858	116
FIDELITY HONG KONG AND CHINA FUND*	1,355	15
FIDELITY DIVERSIFIED INTL FUND*	36,799	622
FIDELITY EUROPE CAPITAL APPR FUND*	3,920	54
FIDELITY NEW MARKETS INCOME FUND*	4,482	49

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY LATIN AMERICA FUND*	225	2
FIDELITY SOUTHEAST ASIA FUND*	859	9
FIDELITY EMERGING MARKETS*	5,542	39
FIDELITY JAPAN FUND*	3,033	25
FIDELITY U S EQUITY INDEX FUND*	5,957	187
FIDELITY SPARTAN TOTAL MARKET INDEX*	672	16
FIDELITY INTERMEDIATE BOND FUND*	3,354	35
FIDELITY MARKET INDEX FUND*	375	23
FIDELITY SMALL CAP SELECTOR STOCK FUND*	648	9
FIDELITY LARGE CAP STOCK FUND*	872	10
FIDELITY SMALL CAP STOCK FUND*	13,845	160
FIDELITY CAP & INCOME FD SH BEN INT*	8,814	50
FIDELITY CAPITAL APPRECIATION FUND*	1,421	23
FIDELITY STOCK SELECTOR FUND*	1,383	23
FIDELITY TECHNOQUANT GROWTH FUND*	3,476	25
FIDELITY CASH RESERVES*	3,256,209	3,256
FIDELITY ASSET MANAGER FUND*	883	12
SPARTAN INVESTMENT GRADE BOND FUND*	2,965	32
FIDELITY CONTRAFUND FUND*	2,785	109
FIDELITY UTILITIES*	1,703	15
FIDELITY MID-CAP STOCK*	11,781	191
FIDELITY STRUCTURED LARGE CAP VALUE*	512	4
FIDELITY DEVONSHIRE TR*	422	4
FIDELITY STRUCTURED LARGE CAP GROWTH*	322	2
FIDELITY EQUITY-INCOME FD INC COM*	402	16
FIDELITY REAL ESTATE INVT FUND*	4,722	84
FIDELITY EQUITY INCOME II FUND*	698	12
FIDELITY FINL TR CONV SECS FD*	6,205	99
FIDELITY INDEPENDENCE FUND*	2,187	28
FIDELITY FIXED INCOME TR* INVT GRADE BD	138	1
FIDELITY FIXED INCOME TR SHORT TERM*	3,349	30
FIDELITY SPARTAN HIGH INCOME FUND*	6,764	49
FIDELITY FIXED INCOME TR* INFL PROTECT BD	374	4
FIDELITY FD INC COM*	3,225	73
FIDELITY FIFTY FUND*	911	14
FIDELITY CONTRAFUND II*	2,825	24
FIDELITY GROWH & INCOM II*	503	4
FIDELITY INCOME FD GINNIE MAE*	8,652	97
FIDELITY INCOME FD MTG SECS*	2,732	31
FIDELITY FREEDOM 2010 FUND*	7,478	86

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY FREEDOM 2020 FUND*	665	7
FIDELITY MAGELLAN FUND*	391	32
FIDELITY GROWTH COMPANY FUND*	6,062	214
FIDELITY AGGRESSIVE GROWTH FUND*	5,735	61
FIDELITY FOUR-IN-ONE INDEX FD*	1,517	28
FIDELITY OVERSEAS FUND*	181	4
FIDELITY PACIFIC BASIN FUND*	260	3
FIDELITY OVERSEAS FD EUROPE FD*	1,156	21
FIDELITY BALANCED FD*	11,976	156
FIDELITY LOW PRICED STOCK FUND*	27,774	685
FIDELITY STRATEGIC INCOME*	1,088	10
FIDELITY SECS FD OTC PORTFOLIO*	4,337	105
FIDELITY GROWTH & INCOME FUND*	4,168	128
FIDELITY BLUE CHIP GROWTH FUND*	2,233	73
FIDELITY DIVIDEND GROWTH FUND*	70,491	1,592
FIDELITY SELECT ENERGY FUND*	877	17
FIDELITY SELECT TECHNOLOGY*	16,896	629
FIDELITY SELECT HEALTH CARE FUND*	2,859	291
FIDELITY SELECT PHARMACEUTICAL*	715	5
FIDELITY SELECT WIRELESS PORTFOLIOS*	13,754	34
FIDELITY SELECT NETWORK &*	116,119	158
FIDELITY SELECT MED EQUIPT & SYS FD*	6,049	90
FIDELITY SELECT BUS SVC & OUTSRC FD*	4,127	45
FIDELITY SELECT*	193	2
FIDELITY SELECT UTILITIES*	1,278	32
FIDELITY SELECT NAT GAS FUND*	2,722	44
FIDELITY SELECT PORTFOLIOS INDL*	449	7
FIDELITY SELECT INSURANCE*	377	17
FIDELITY SELECT CONSUMER INDS FUND*	122	2
FIDELITY SELECT DEVELOPING COMM FD*	7,743	74
FIDELITY SELECT TRANSPORT FUND*	576	14
SELECT INDUSTRIAL MATERIAL FUND*	1,564	34
FIDELITY SELECT FINANCIAL SVCS*	936	84
FIDELITY SELECT CONSTR & HOUSING FD*	300	7
FIDELITY SELECT REGIONAL BANKS*	3,096	97
FIDELITY SELECT PAPER & FOREST PROD*	1,731	42
FIDELITY SELECT MEDCIAL DELIVERY FD*	970	26
FIDELITY SELECT MULTIMEDIA PORT*	82	3
FIDELITY SELECT LEISURE FUND*	614	31
FIDELITY SELECT HOME FINANCE*	315	15

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY SELECT RETAILING FUND*	545	19
FIDELITY SELECT ENERGY SERVICES*	2,780	78
FIDELITY SELECT BIOTECHNOLOGY FUND*	12,203	479
FIDELITY SELECT AMER GOLD FUND*	5,465	106
FIDELITY SELECT DEFENSE & AEROS FUND*	2,666	102
FIDELITY SELECT SOFT & COMP FUND*	2,474	85
FIDELITY SELECT TELECOM FUND*	2,111	50
FIDELITY SELECT FOOD & AGRICULTURE*	16	1
FIDELITY SELECT BRKG & INVST FUND*	2,208	80
FIDELITY SELECT ELECTRONICS FUND*	25,803	646
FIDELITY SELECT COMPUTERS FUND*	4,122	93
FIDELITY SPARTAN U S GOVT MONEY MKT*	33,278	33
FIDELITY EXPORT CO*	382	5
FIDELITY VALUE FUND*	3,186	142
FIRST EAGLE FUND OF AMERICA	2,842	55
FIRST EAGLE SOGEN FDS INC	2,957	37
FIRSTHAND TECHNOLOGY VALUE	7,306	122
FIRSTHAND TECHNOLOGY LEADERS FUND	1,542	16
FIRSTHAND FDS	992	6
FIRSTHAND E-COMMERCE	3,616	7
FIRSTHAND COMMUNICATIONS FUND	1,464	2
FRANKLIN CUSTODIAN FDS INC UTIL SER	254	2
FRANKLIN VALUE INVS TR	401	10
FREMONT MUT FDS INC	150	2
FREMONT US MICRO-CAP FUND	3,035	56
GE FDS	544	12
GABELLI GOLD FD INC	455	4
GABELLI EQUITY SER FDS INC SMALL	5,968	105
GABELLI EQUITY SER FDS INC EQUITY	2,963	37
GABELLI GLOBAL SER FDS INC COMMUNICATN RD	372	3
GABELLI GLOBAL SER FDS INC GLOBAL GROWTH	399	5
GABELLI ASSET FUND SH BEN INT	2,108	58
GABELLI GROWTH FD SH BEN INT	20,544	404
GOLDMAN SACHS TR	118	1
GREEN CENTURY BALANCED FUND	255	2
GREENSPRING FD INC	2,055	31
AMERICAN GROWTH FUND	557	10
HARBOR FD BD FD	1,882	22
HARBOR FD CAP APPRECIATION FD	3,412	72
HARRIS ASSOC OAKMARK FUND	2,812	83

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
OAKMARK INTL FUND	2,554	32
HARRIS ASSOC INVT TR OAKMRK EQ & INC I	4,320	76
HARRIS ASSOC INVT TR OM INTL SM CP I	6,382	68
HARRIS ASSOC OAKMARK SELECT FUND	12,737	300
HARRIS ASSOC INVT TR OAKMARK SLCT II	3,128	73
OAKMARK GLOBAL FUND	342	4
HEARTLAND VALUE & INCOME FUND	1,099	16
HEARTLAND GROUP INC	4,396	62
HEARTLAND VALUE FD INC	5,649	175
HENNESSY MUT FDS INC CORNERSTONE GRO	3,531	50
HENNESSY MUT FDS INC CORNERSTONE VAL	355	3
HUSSMAN INVT TR	8,980	120
ICM/ISABELLE SMALL CAP VAL	148	1
ICON FDS HEALTHCARE FD	80	1
ICON FDS INFO TECH FD	1,415	9
ING INTL SMALLCAP GROW CL Q	411	8
IPS FDS	473	10
INTERMEDIATE BD FD AMER SH BEN INT	130	2
INTERNET FD INC	3,552	58
INVESCO STK FDS INC	1,509	16
INVESCO SECTOR FDS INC LEISURE INV CL	1,449	45
INVESCO SECTOR FDS INC TECH FD INV CL	1,039	18
INVESCO SECTOR FDS INC FINAN SVCS INV	3,724	88
INVESCO TELECOMM #39	1,845	15
INVESCO INTL FDS INC EUROPEAN FD	715	5
INVESTEC WIRED INDEX	36	1
AMERICAN FUNDS INVESTMENT CO	533	13
JACOB INTERNET FUND	3,056	2
JANUS FD INC COM	3,612	66
JANUS INVT GROWTH & INCOME FUND	7,166	170
JANUS WORLDWIDE FUND	9,098	299
JANUS INVT TWENTY FD	5,925	181
JANUS INVT FD FLEXIBLE INCOME FD	1,380	13
JANUS FUND 2	324	2
JANUS ORION FUND	3,330	14
JANUS STRATEGIC VALUE FUND	1,242	9
JANUS GLBL TECH FUND	15,814	117
JANUS GLOBAL LIFE SCIENES FD	12,198	157
JANUS SPECIAL SITUATIONS FUND	8,517	88
JANUS INVT FD	2,600	39

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
JANUS OLYMPUS FUND	6,496	134
JANUS HIGH-YIELD FUND	67,814	598
JANUS INVT ENTERPRISE FUND	4,773	109
JANUS OVERSEAS FUND	11,471	177
JANUS MERCURY FD	40,290	601
JANUS INVT FD	5,647	102
JAPAN FD INC COM	1,335	8
JENSEN PORTFOLIO, INC.	2,333	48
LIBERTY ACORN CLASS Z	3,346	50
LIBERTY ACORN INTERNATIONAL CLASS Z	2,076	31
LONGLEAF PARTNERS FD FAMILY VAL TRST	4,150	90
LOOMIS SAYLES BOND FUND	3,760	39
LOOMIS SAYLES AGGRESSIVE GROWTH	2,097	23
MFS SER TR VI	1,730	11
MANAGERS AMG ESSEX AGGRESS GWTH	910	6
MANAGERS SPECIAL EQUITY FUND	172	9
MARSICO FOCUS FUND	4,317	52
MARSICO GROWTH & INCOME FUND	494	6
MASTERS SELECT INTERNATIONAL FUND	413	4
MASTERS SELECT FDS	77	1
MATTHEWS INTL FDS	4,548	48
MERGER FD	67	1
MERIDIAN FD INC	3,082	83
METROPOLITAN WEST FDS	1,031	9
MIDAS FD INC	18,784	24
MORG STAN DW INSTL US REAL ESTATE	518	7
MUNDER NET NET CLASS B	35	1
MUNDER FDS INC	1,033	10
MUTUAL SER FD INC QUALIFIED	609	9
NATIONS FD INC	896	12
NAVELLIER LARGE CAP GROWTH	2,139	28
NEEDHAM FDS INC	9,705	182
NEUBERGER & BERMAN GENESIS FUND	329	9
NEUBERGER & BERMAN EQUITY FDS	476	2
NEW ECONOMY FD SH BEN INT	287	4
NEW PERSPECTIVE FD INC COM	464	8
NORTHEAST INVS GROWTH FD INC	2,912	36
NORTHERN FDS SELECT EQTY FD	1,430	23
NORTHERN FDS TECHNOLOGY FD	114	1
WHITE OAK GROWTH STOCKFUND	10,862	252

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
PIN OAK AGGRESSIVE STK FD	1,391	16
RED OAK TECH SELECT FND	15,231	64
BLACK OAK EMERGING TECH FUND	2,159	3
OAK VALUE FUND	1,022	22
OPPENHEIMER GLBL GWTH & INCM	1,398	22
OPPENHEIMER GROWTH FD	371	8
ORBITEX GROUP FDS DEL	794	3
PBHG EMERGING GROWTH FUND INC	301	3
PBHG FDS INC LGE CAP GRW FD	24,243	379
PBHG SELECT EQUITY FUND	775	13
PBHG CLIPPER FOCUS	6,863	91
PBHG FDS INC FOCUS ED VALUE	1,189	15
PBHG TECH & COMMUNICATION FUND	2,275	17
PBHG SMALL CAP VALUE FUND	1,807	26
PBHG FDS INC STR SM CO PBHG	3,582	33
PBHG FDS INC MD CAP VL	1,429	18
PBHG FDS INC LRG CP VL PBHG	76,580	778
PBHG LARGE CAP 20 FUND	3,138	37
PIMCO FDS MULTI MANAGER SER	142	3
PIMCO INNOVATION CLASS D	77	1
PIMCO RENAISSANCE FUND	246	3
PIMCO FDS PAC INVT MGMT SER	62,780	666
PIMCO TOTAL RETURN CLASS D	2,879	31
PIMCO REAL RETURN BOND CLASS D	5,201	57
PIMCO LOW DURATION CLASS D	2,247	23
PAX WORLD FD INC COM	270	5
PEOPLES S&P MIDCAP INDEX FD	1,343	24
PIMCO RCM BIOTECHNOLOGY CL D	1,691	28
PIMCO RCM GLOBAL HEALTHCARE CLASS D	4,710	72
PIMCO RCM GLOBAL TECHNOLOGY CLASS D	222	4
PIMCO RCM GLOBAL TECHNOLOGY INSTL	263	5
BANKS ULTRA SECTOR PRO FUND INVESTOR	268	7
PROFUNDS ENER ULTPRO INV	1,728	19
PRECIOUS METALS ULTRA SEC PRO INVST	56	1
PROFUNDS HEALTHCARE ULTR	1,342	15
PROFUNDS SEMI ULTR INV	963	13
ULTRA SMALL CAP PRO FUND INVESTOR	598	6
PROFUNDS ULTRSHT OTC INV	79	5
PROFUNDS ULTRTC PRFD INV	7,969	90
PROFUNDS ULTRABEAR INV	314	13

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
PROFUNDS BEAR PROFND INV	48	2
PRUDENT SAFE HARBOR	116	1
PRUDENT BEAR FDS INC	12,606	96
PUTNAM NEW OPPORTUNITIES	1,427	40
PUTNAM INTL GROWTH FD	796	13
QUAKER AGGRESSIVE GROWTH CL A	284	4
RBB FD INC	11,308	163
RS EMERGING GROWTH	8,030	152
RS VALUE PLUS AND GROWTH	596	8
RS GLOBAL NATURAL RESOURCES	684	9
RS DIVERSIFIED GROWTH	4,029	56
RAINIER INVT MGMT CORE EQUITY FUND	1,110	19
RENAISSANCE FDS	261	2
RESERVE SMALL CAP GROWTH CL R	1,271	28
REYNOLDS BLUE CHIP GROWTH FUND	19	1
ROCKLAND FDS TR	16,581	176
ROWE T PRICE MID-CAP GRW FD	1,225	37
ROWE T PRICE INTL FDS INC	561	7
T ROWE PRICE JAPAN FUND	3,195	16
ROWE T PRICE SCIENCE & TECHNOLOGY FD	2,253	28
ROWE T PRICE MD-CP VL FD INC	76	1
T ROWE PRICE OTC FUND INC	548	12
ROYCE FD PREMIER SER	2,090	20
ROYCE MICRO CAP FUND	6,766	65
ROYCE FD SPL EQUITY FD	78	1
ROYCE LOW-PRICED STOCK FUND	34,225	312
ROYCE FD OPPORTUNITY FD	4,654	32
ROYCE FD TOTAL RETRN FD	7,099	58
RYDEX NOVA FUND	3,971	67
RYDEX URSA FUND	1,879	24
RYDEX SER TR ARKTOS FD	4,170	175
RYDEX OTC FUND	29,055	200
RYDEX SER TR HLTH CARE INVS	849	8
RYDEX SER TR FINL SVCS INVS	1,664	13
RYDEX SER TR ENERGY SVCS INV	2,234	13
RYDEX SER TR ELECTRNCS INVS	19	1
RYDEX SER TR CNSMR PRODS INV	639	5
RYDEX SER TR BIOTCHNLGY INVS	2,751	39
RYDEX SER TR BANKING FD INVS	977	8
SAFECO GROWTH FD INC COM	1,454	24

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
SCHRODER CAP FDS DEL	348	4
SCUDDER INTL FD INC	887	16
SCUDDER US GOVT SECS FD	56	1
SECURITY MID CAP VALUE CLASS A	427	7
SELECTED AMERN SHS INC COM	342	9
SHADOW STK FD INC	622	7
SIT MUT FDS INC	25,731	186
SKYLINE FD SPL EQUITIES PORTFOLIO	903	19
SMALLCAP WORLD FD INC COM	136	2
SOUND SHORE FUND	815	20
SPARTAN US TREAS MONEY MKT FD	24,788	25
SPECTRA FD INC COM	2,680	13
STATE STREET AURORA FUND	795	19
STRONG HIGH YIELD BOND FUND	35,193	223
STRONG EQUITY GROWTH FUND	1,276	17
STRONG EQUITY FDS INC DOW 30 VALUE FD	6,238	65
STRONG EQUITY FDS INC ADV SMCAP VAL Z	2,502	45
STRONG EQUITY FDS INC ENTERPRISE FD	661	11
STRONG AMERICAN UTILITIES FUND	1,875	22
STRONG CONSERVATIVE GRTH & INC FUND	1,608	26
STRONG CONSERVATIVE EQTY FDS	82	1
STRONG GOVT SECS FD INC COM	34,140	388
STRONG MULT CAP VALUE	77	3
STRONG OPPORTUNITY FD INC COM	1,971	55
TCW GALILEO FDS INC	2,167	28
TIAA-CREF MUT FD	725	5
TIP FDS	30	1
THIRD AVENUE VALUE FD	4,776	143
THIRD AVE SMALL CAP VALUE FUND	3,189	41
3RD AVE RL ESTATE VALUE	5,012	79
THOMPSON PLUMB FDS INC	3,994	135
THORNBURG VALUE FUND CL A	722	16
TOCQUEVILLE TR SMALL CAP VALUE	671	8
TOCQUEVILLE TR	437	9
TRANSAMERICA PREMIER AGG GROWTH FD	457	5
TURNER MIDCAP FUND	104	2
TWEEDY BROWNE GLOBAL VALUE FUND	4,813	76
SCUDDER LARGE COMPANY VALUE FUND	1,363	25
VAN KAMPEN CAP EQTY TR	695	6
VAN KAMP CAP EQTY INCM	1,046	7

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
VAN WAGONER EMERGING GROWTH FUND	5,268	22
VAN WAGONER FDS INC MID-CAP FD	4,975	17
VAN WAGONER POST VENTURE FUND	5,566	18
VAN WAGONER FDS INC TECHNOLOGY FD	4,213	23
VANGUARD WORLD FD INTL GROWTH	8,184	100
VANGUARD EQUITY INCOME FD INC COM	172	3
VANGUARD / PRIMECAP FD INC COM	146	6
VANGUARD BD INDEX FD INC COM	10,341	106
VANGUARD / WELLESLEY INCOME FD INC	1,017	20
VANGUARD SELECTED VALUE FUND	5,672	64
VANGUARD / WINDSOR II FUND	177	4
VANGUARD CONV SECS FD	1,797	18
VANGUARD FIXED INCOME SECS FD INC HI YLD CORP PTF	4,139	23
VANGUARD FIXED INCOME SECS FD INC GNMA PORTFOLIO	7,000	75
VANGUARD CAPITAL OPPORTUNITY ADMIRAL	57	2
VANGUARD INTL EQUITY INDEX FD INC	1,410	8
VANGUARD INDEX TR 500 PORTFOLIO	2,057	168
VANGUARD INDEX TR VALUE PORTFOLIO	584	8
VANGUARD INDEX GROWTH PORTFOLIO	2,757	56
VANGUARD INDEX TR	543	11
VICTORY PORTFOLIOS STK INDEX FD	188	2
VICTORY PORTFOLIOS VALUE FD	164	2
VONTOBEL FDS INC	433	9
WASATCH AGGRESSIVE EQUITY FUND	2,838	74
WASATCH ADVISORS FDS INC CORE GROWTH FD	2,452	62
WASATCH ADVISORS FDS INC HSNGTN US TREA	408	6
WASATCH ADVISORS FDS INC ULTRA GROWTH FD	2,908	53
WASATCH FDS INC SMALL CAP VALUE	43,883	141
WASATCH FDS INC GLB SCI & TECH FD	524	9
WASHINGTON MUT INVS FD INC COM	768	18
WEITZ PARTNERS INC	4,610	75
WEITZ SER FD INC VALUE PORTFOLIO	11,147	294
WEITZ SER FD INC HICKORY PFT	596	10
WESTCORE TR	483	3
WESTPORT FDS	287	5
MUHLENKAMP FUND	8,246	347
WHITEHALL FDS TR	1,643	21

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2002 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
WINSLOW GREEN GROWTH FUND	994	7
WIRELESS FD	7,021	15
WORLD FDS INC NEW	2,985	5
NONINTEREST BEARING CASH		40
TOTAL FIDELITY BROKERAGELINK ACCOUNTS		30,899
LOANS TO PARTICIPANTS (at interest rates of 5.75% to 11.50%, maturing November 2002 through May 2013)*		19,946
TOTAL INVESTMENTS		$1,653,681

*Indicates party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

By: /s/ Mertroe B. Hornbuckle
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: April 24, 2003

EXHIBIT 23

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 2-90384, 33-49742, 33-55549, and 333-62665 of Deere & Company on Form S-8 of our report dated April 21, 2003, relating to the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of Deere & Company for the year ended October 31, 2002.

Deloitte & Touche LLP

April 21, 2003

EXHIBIT 99

STATEMENT PURSUANT TO
18 U.S.C. SECTION 1350
AS REQUIRED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the John Deere Savings and Investment Plan (the "Plan") on Form 11-K for the fiscal year ending October 31, 2002, as filed with the Securities and Exchange Commission (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

April 24, 2003 — R. W. Lane — Chairman, President and Chief Executive Officer

April 24, 2003 — Nathan J. Jones — Senior Vice President and Chief Financial Officer